SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (a)

TAL Education Group

(Name of Issuer)

Class A Common Shares, $0.001 par value per share

(Title of Class of Securities)

874080104

(CUSIP Number)

Charles P. Coleman III
c/o Tiger Global Management, LLC
101 Park Avenue, 48th Floor
New York, New York 10178
(212) 984-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 25, 2010

(Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

          The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 874080104	13D	Page 2 of 21 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Tiger Global Five China Holdings (“China Holdings”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER
21,875,000 shares (represented by 21,875,000 Class B Common Shares, which may be converted into 21,875,000 Class A Common Shares within 60 days of the filing date), all of which are directly owned by China Holdings, except that each of Tiger Global Five Parent Holdings (“Parent Holdings”), the controlling shareholder of China Holdings; Tiger Global Private Investment Partners V, L.P. (“PIP V”), the sole shareholder of Parent Holdings; Tiger Global PIP Performance V, L.P. (“Performance V”), the general partner of PIP V; Tiger Global PIP Management V, Ltd. (“Management V”), the general partner of Performance V; Tiger Global Management, LLC (“Global Management”), the investment manager of PIP V; and Charles P. Coleman, III (“Coleman”), the director of Management V and managing member of Global Management, may be deemed to have sole voting power with respect to such shares.

	8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER
21,875,000 shares (represented by 21,875,000 Class B Common Shares, which may be converted into 21,875,000 Class A Common Shares within 60 days of the filing date), all of which are directly owned by China Holdings, except that each of Parent Holdings, the controlling shareholder of China Holdings; PIP V, the sole shareholder of Parent Holdings; Performance V, the general partner of PIP V; Management V, the general partner of Performance V; Global Management, the investment manager of PIP V; and Coleman, the director of Management V and managing member of Global Management, may be deemed to have sole dispositive power with respect to such shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,875,000[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 47.7%[2]
14	TYPE OF REPORTING PERSON (See Instructions) OO

[1] Consists of 21,875,000 Class B Common Shares directly held by China Holdings. Each Class B Common Share is convertible at the option of the holder into one Class A Common Share. The rights of the holders of Class A Common Shares and Class B Common Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share.

[2] Assumes conversion of all such reporting person’s Class B Common Shares into Class A Common Shares.

CUSIP No. 874080104	13D	Page 3 of 21 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Tiger Global Five Parent Holdings (“Parent Holdings”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER
21,875,000 shares (represented by 21,875,000 Class B Common Shares, which may be converted into 21,875,000 Class A Common Shares within 60 days of the filing date), all of which are directly owned by China Holdings. Each of Parent Holdings, the controlling shareholder of China Holdings; PIP V, the sole shareholder of Parent Holdings; Performance V, the general partner of PIP V; Management V, the general partner of Performance V; Global Management, the investment manager of PIP V; and Coleman, the director of Management V and managing member of Global Management, may be deemed to have sole voting power with respect to such shares.

	8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER
21,875,000 shares (represented by 21,875,000 Class B Common Shares, which may be converted into 21,875,000 Class A Common Shares within 60 days of the filing date), all of which are directly owned by China Holdings. Each of Parent Holdings, the controlling shareholder of China Holdings; PIP V, the sole shareholder of Parent Holdings; Performance V, the general partner of PIP V; Management V, the general partner of Performance V; Global Management, the investment manager of PIP V; and Coleman, the director of Management V and managing member of Global Management, may be deemed to have sole dispositive power with respect to such shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,875,000[3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 47.7%[4]
14	TYPE OF REPORTING PERSON (See Instructions) OO

[3] Consists of 21,875,000 Class B Common Shares directly held by China Holdings. Each Class B Common Share is convertible at the option of the holder into one Class A Common Share. The rights of the holders of Class A Common Shares and Class B Common Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share.

[4] Assumes conversion of all such reporting person’s Class B Common Shares into Class A Common Shares.

CUSIP No. 874080104	13D	Page 4 of 21 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Tiger Global Private Investment Partners V, L.P. (“PIP V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER
21,875,000 shares (represented by 21,875,000 Class B Common Shares, which may be converted into 21,875,000 Class A Common Shares within 60 days of the filing date), all of which are directly owned by China Holdings. Each of Parent Holdings, the controlling shareholder of China Holdings; PIP V, the sole shareholder of Parent Holdings; Performance V, the general partner of PIP V; Management V, the general partner of Performance V; Global Management, the investment manager of PIP V; and Coleman, the director of Management V and managing member of Global Management, may be deemed to have sole voting power with respect to such shares.

	8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER
21,875,000 shares (represented by 21,875,000 Class B Common Shares, which may be converted into 21,875,000 Class A Common Shares within 60 days of the filing date), all of which are directly owned by China Holdings. Each of Parent Holdings, the controlling shareholder of China Holdings; PIP V, the sole shareholder of Parent Holdings; Performance V, the general partner of PIP V; Management V, the general partner of Performance V; Global Management, the investment manager of PIP V; and Coleman, the director of Management V and managing member of Global Management, may be deemed to have sole dispositive power with respect to such shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,875,000[5]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 47.7%[6]
14	TYPE OF REPORTING PERSON (See Instructions) PN

[5] Consists of 21,875,000 Class B Common Shares directly held by China Holdings. Each Class B Common Share is convertible at the option of the holder into one Class A Common Share. The rights of the holders of Class A Common Shares and Class B Common Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share.

[6] Assumes conversion of all such reporting person’s Class B Common Shares into Class A Common Shares.

CUSIP No. 874080104	13D	Page 5 of 21 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Tiger Global PIP Performance V, L.P. (“Performance V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER
21,875,000 shares (represented by 21,875,000 Class B Common Shares, which may be converted into 21,875,000 Class A Common Shares within 60 days of the filing date), all of which are directly owned by China Holdings. Each of Parent Holdings, the controlling shareholder of China Holdings; PIP V, the sole shareholder of Parent Holdings; Performance V, the general partner of PIP V; Management V, the general partner of Performance V; Global Management, the investment manager of PIP V; and Coleman, the director of Management V and managing member of Global Management, may be deemed to have sole voting power with respect to such shares.

	8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER
21,875,000 shares (represented by 21,875,000 Class B Common Shares, which may be converted into 21,875,000 Class A Common Shares within 60 days of the filing date), all of which are directly owned by China Holdings. Each of Parent Holdings, the controlling shareholder of China Holdings; PIP V, the sole shareholder of Parent Holdings; Performance V, the general partner of PIP V; Management V, the general partner of Performance V; Global Management, the investment manager of PIP V; and Coleman, the director of Management V and managing member of Global Management, may be deemed to have sole dispositive power with respect to such shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,875,000[7]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 47.7%[8]
14	TYPE OF REPORTING PERSON (See Instructions) PN

[7] Consists of 21,875,000 Class B Common Shares directly held by China Holdings. Each Class B Common Share is convertible at the option of the holder into one Class A Common Share. The rights of the holders of Class A Common Shares and Class B Common Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share.

[8] Assumes conversion of all such reporting person’s Class B Common Shares into Class A Common Shares.

CUSIP No. 874080104	13D	Page 6 of 21 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Tiger Global PIP Management V, Ltd. (“Management V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER
21,875,000 shares (represented by 21,875,000 Class B Common Shares, which may be converted into 21,875,000 Class A Common Shares within 60 days of the filing date), all of which are directly owned by China Holdings. Each of Parent Holdings, the controlling shareholder of China Holdings; PIP V, the sole shareholder of Parent Holdings; Performance V, the general partner of PIP V; Management V, the general partner of Performance V; Global Management, the investment manager of PIP V; and Coleman, the director of Management V and managing member of Global Management, may be deemed to have sole voting power with respect to such shares.

	8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER
21,875,000 shares (represented by 21,875,000 Class B Common Shares, which may be converted into 21,875,000 Class A Common Shares within 60 days of the filing date), all of which are directly owned by China Holdings. Each of Parent Holdings, the controlling shareholder of China Holdings; PIP V, the sole shareholder of Parent Holdings; Performance V, the general partner of PIP V; Management V, the general partner of Performance V; Global Management, the investment manager of PIP V; and Coleman, the director of Management V and managing member of Global Management, may be deemed to have sole dispositive power with respect to such shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,875,000[9]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 47.7%[10]
14	TYPE OF REPORTING PERSON (See Instructions) CO

9 Consists of 21,875,000 Class B Common Shares directly held by China Holdings. Each Class B Common Share is convertible at the option of the holder into one Class A Common Share. The rights of the holders of Class A Common Shares and Class B Common Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share.
10 Assumes conversion of all such reporting person’s Class B Common Shares into Class A Common Shares.

CUSIP No. 874080104	13D	Page 7 of 21 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Tiger Global, L.P. (“Tiger Global”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER
871,520 shares (represented by 435,760 American Depositary Shares, which may be exchanged for Class A Common Shares at a 1:2 ratio), all of which are directly owned by Tiger Global, except that each of Tiger Global Performance, LLC (“Global Performance”), the general partner of Tiger Global; Global Management, the investment manager of Tiger Global; and Coleman, the managing member of each of Global Performance and Global Management, may be deemed to have sole voting power with respect to such shares.

	8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER
871,520 shares (represented by 435,760 American Depositary Shares, which may be exchanged for Class A Common Shares at a 1:2 ratio), all of which are directly owned by Tiger Global, except that each of Global Performance, the general partner of Tiger Global; Global Management, the investment manager of Tiger Global; and Coleman, the managing member of each of Global Performance and Global Management, may be deemed to have sole voting power with respect to such shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 871,520
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.6%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 874080104	13D	Page 8 of 21 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Tiger Global II, L.P. (“Tiger Global II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER
35,840 shares (represented by 17,920 American Depositary Shares, which may be exchanged for Class A Common Shares at a 1:2 ratio), all of which are directly owned by Tiger Global II, except that each of Global Performance, the general partner of Tiger Global II; Global Management, the investment manager of Tiger Global II; and Coleman, the managing member of each of Global Performance and Global Management, may be deemed to have sole voting power with respect to such shares.

	8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER
35,840 shares (represented by 17,920 American Depositary Shares, which may be exchanged for Class A Common Shares at a 1:2 ratio), all of which are owned directly by Tiger Global II, except that each of Global Performance, the general partner of Tiger Global II; Global Management, the investment manager of Tiger Global II; and Coleman, the managing member of each of Global Performance and Global Management, may be deemed to have sole dispositive power with respect to such shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,840
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 874080104	13D	Page 9 of 21 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Tiger Global Master Fund, L.P. (“Master Fund”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER
692,640 shares (represented by 346,320 American Depositary Shares, which may be exchanged for Class A Common Shares at a 1:2 ratio), all of which are directly owned by Master Fund, except that each of Global Performance, the general partner of Master Fund; Global Management, the investment manager of Master Fund; and Coleman, the managing member of each of Global Performance and Global Management, may be deemed to have sole voting power with respect to such shares.

	8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER
692,640 shares (represented by 346,320 American Depositary Shares, which may be exchanged for Class A Common Shares at a 1:2 ratio), all of which are directly owned by Master Fund, except that each of Global Performance, the general partner of Master Fund; Global Management, the investment manager of Master Fund; and Coleman, the managing member of each of Global Performance and Global Management, may be deemed to have sole dispositive power with respect to such shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 692,640
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 874080104	13D	Page 10 of 21 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Tiger Global Performance, LLC (“Global Performance”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER
1,600,000 shares (represented by 800,000 American Depositary Shares, which may be exchanged for Class A Common Shares at a 1:2 ratio), of which 871,520 (represented by 435,760 American Depositary Shares, which may be exchanged for Class A Common Shares at a 1:2 ratio) are directly owned by Tiger Global; 35,840 (represented by 17,920 American Depositary Shares, which may be exchanged for Class A Common Shares at a 1:2 ratio) are directly owned by Tiger Global II; and 692,640 (represented by 346,320 American Depositary Shares, which may be exchanged for Class A Common Shares at a 1:2 ratio) are directly owned by Master Fund. Each of Global Performance, the general partner of each of Tiger Global, Tiger Global II and Master Fund; Global Management, the investment manager of each of Tiger Global, Tiger Global II and Master Fund; and Coleman, the managing member of each of Global Performance and Global Management, may be deemed to have sole voting power with respect to such shares.

	8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER
1,600,000 shares (represented by 800,000 American Depositary Shares, which may be exchanged for Class A Common Shares at a 1:2 ratio), of which 871,520 (represented by 435,760 American Depositary Shares, which may be exchanged for Class A Common Shares at a 1:2 ratio) are directly owned by Tiger Global; 35,840 (represented by 17,920 American Depositary Shares, which may be exchanged for Class A Common Shares at a 1:2 ratio) are directly owned by Tiger Global II; and 692,640 (represented by 346,320 American Depositary Shares, which may be exchanged for Class A Common Shares at a 1:2 ratio) are directly owned by Master Fund. Each of Global Performance, the general partner of each of Tiger Global, Tiger Global II and Master Fund; Global Management, the investment manager of each of Tiger Global, Tiger Global II and Master Fund; and Coleman, the managing member of each of Global Performance and Global Management, may be deemed to have sole dispositive power with respect to such shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 874080104	13D	Page 11 of 21 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Tiger Global Management, LLC (“Global Management”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER
23,475,000 shares (represented by 21,875,000 Class B Common Shares, which may be converted into 21,875,000 Class A Common Shares within 60 days of the filing date, and 800,000 American Depositary Shares, which may be exchanged for Class A Common Shares at a 1:2 ratio), of which 21,875,000 shares (represented by 21,875,000 Class B Common Shares, which may be converted into 21,875,000 Class A Common Shares within 60 days of the filing date) are directly owned by China Holdings; 871,520 (represented by 435,760 American Depositary Shares, which may be exchanged for Class A Common Shares at a 1:2 ratio) are directly owned by Tiger Global; 35,840 (represented by 17,920 American Depositary Shares, which may be exchanged for Class A Common Shares at a 1:2 ratio) are directly owned by Tiger Global II; and 692,640 (represented by 346,320 American Depositary Shares, which may be exchanged for Class A Common Shares at a 1:2 ratio) are directly owned by Master Fund. Each of Parent Holdings, the controlling shareholder of China Holdings; PIP V, the sole shareholder of Parent Holdings; Performance V, the general partner of PIP V; Management V, the general partner of Performance V; Global Management, the investment manager of PIP V; and Coleman, the director of Management V and managing member of Global Management, may be deemed to have sole voting power with respect to such shares directly owned by China Holdings. Each of Global Performance, the general partner of each of Tiger Global, Tiger Global II and Master Fund; Global Management, the investment manager of each of Tiger Global, Tiger Global II and Master Fund; and Coleman, the managing member of each of Global Performance and Global Management, may be deemed to have sole voting power with respect to such shares directly held by Tiger Global, Tiger Global II or Master Fund.

	8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER
23,475,000 shares (represented by 21,875,000 Class B Common Shares, which may be converted into 21,875,000 Class A Common Shares within 60 days of the filing date, and 800,000 American Depositary Shares, which may be exchanged for Class A Common Shares at a 1:2 ratio), of which 21,875,000 shares (represented by 21,875,000 Class B Common Shares, which may be converted into 21,875,000 Class A Common Shares within 60 days of the filing date) are directly owned by China Holdings; 871,520 (represented by 435,760 American Depositary Shares, which may be exchanged for Class A Common Shares at a 1:2 ratio) are directly owned by Tiger Global; 35,840 (represented by 17,920 American Depositary Shares, which may be exchanged for Class A Common Shares at a 1:2 ratio) are directly owned by Tiger Global II; and 692,640 (represented by 346,320 American Depositary Shares, which may be exchanged for Class A Common Shares at a 1:2 ratio) are directly owned by Master Fund. Each of Parent Holdings, the controlling shareholder of China Holdings; PIP V, the sole shareholder of Parent Holdings; Performance V, the general partner of PIP V; Management V, the general partner of Performance V; Global Management, the investment manager of PIP V; and Coleman, the director of Management V and managing member of Global Management, may be deemed to have sole dispositive power with respect to such shares directly owned by China Holdings. Each of Global Performance, the general partner of each of Tiger Global, Tiger Global II and Master Fund; Global Management, the investment manager of each of Tiger Global, Tiger Global II and Master Fund; and Coleman, the managing member of each of Global Performance and Global Management, may be deemed to have sole dispositive power with respect to such shares directly held by Tiger Global, Tiger Global II or Master Fund.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,475,000[11]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 51.2%[12]
14	TYPE OF REPORTING PERSON (See Instructions) OO

[11] Consists of 800,000 American Depository Shares directly held by Tiger Global, Tiger Global II and Master Fund, and 21,875,000 Class B Common Shares directly held by China Holdings. Each Class B Common Share is convertible at the option of the holder into one Class A Common Share. The rights of the holders of Class A Common Shares and Class B Common Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share.

[12] Assumes conversion of all such reporting person’s Class B Common Shares into Class A Common Shares.

CUSIP No. 874080104	13D	Page 12 of 21 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Charles P. Coleman III (“Coleman”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER
23,475,000 shares (represented by 21,875,000 Class B Common Shares, which may be converted into 21,875,000 Class A Common Shares within 60 days of the filing date, and 800,000 American Depositary Shares, which may be exchanged for Class A Common Shares at a 1:2 ratio), of which 21,875,000 shares (represented by 21,875,000 Class B Common Shares, which may be converted into 21,875,000 Class A Common Shares within 60 days of the filing date) are directly owned by China Holdings; 871,520 (represented by 435,760 American Depositary Shares, which may be exchanged for Class A Common Shares at a 1:2 ratio) are directly owned by Tiger Global; 35,840 (represented by 17,920 American Depositary Shares, which may be exchanged for Class A Common Shares at a 1:2 ratio) are directly owned by Tiger Global II; and 692,640 (represented by 346,320 American Depositary Shares, which may be exchanged for Class A Common Shares at a 1:2 ratio) are directly owned by Master Fund. Each of Parent Holdings, the controlling shareholder of China Holdings; PIP V, the sole shareholder of Parent Holdings; Performance V, the general partner of PIP V; Management V, the general partner of Performance V; Global Management, the investment manager of PIP V; and Coleman, the director of Management V and managing member of Global Management, may be deemed to have sole voting power with respect to such shares directly owned by China Holdings. Each of Global Performance, the general partner of each of Tiger Global, Tiger Global II and Master Fund; Global Management, the investment manager of each of Tiger Global, Tiger Global II and Master Fund; and Coleman, the managing member of each of Global Performance and Global Management, may be deemed to have sole voting power with respect to such shares directly held by Tiger Global, Tiger Global II or Master Fund.

	8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER
23,475,000 shares (represented by 21,875,000 Class B Common Shares, which may be converted into 21,875,000 Class A Common Shares within 60 days of the filing date, and 800,000 American Depositary Shares, which may be exchanged for Class A Common Shares at a 1:2 ratio), of which 21,875,000 shares (represented by 21,875,000 Class B Common Shares, which may be converted into 21,875,000 Class A Common Shares within 60 days of the filing date) are directly owned by China Holdings; 871,520 (represented by 435,760 American Depositary Shares, which may be exchanged for Class A Common Shares at a 1:2 ratio) are directly owned by Tiger Global; 35,840 (represented by 17,920 American Depositary Shares, which may be exchanged for Class A Common Shares at a 1:2 ratio) are directly owned by Tiger Global II; and 692,640 (represented by 346,320 American Depositary Shares, which may be exchanged for Class A Common Shares at a 1:2 ratio) are directly owned by Master Fund. Each of Parent Holdings, the controlling shareholder of China Holdings; PIP V, the sole shareholder of Parent Holdings; Performance V, the general partner of PIP V; Management V, the general partner of Performance V; Global Management, the investment manager of PIP V; and Coleman, the director of Management V and managing member of Global Management, may be deemed to have sole dispositive power with respect to such shares directly owned by China Holdings. Each of Global Performance, the general partner of each of Tiger Global, Tiger Global II and Master Fund; Global Management, the investment manager of each of Tiger Global, Tiger Global II and Master Fund; and Coleman, the managing member of each of Global Performance and Global Management, may be deemed to have sole dispositive power with respect to such shares directly held by Tiger Global, Tiger Global II or Master Fund.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,475,000[13]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 51.2%[14]
14	TYPE OF REPORTING PERSON (See Instructions) IN

13 Consists of 800,000 American Depository Shares directly held by Tiger Global, Tiger Global II and Master Fund, and 21,875,000 Class B Common Shares directly held by China Holdings. Each Class B Common Share is convertible at the option of the holder into one Class A Common Share. The rights of the holders of Class A Common Shares and Class B Common Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share.
14 Assumes conversion of all such reporting person’s Class B Common Shares into Class A Common Shares.

CUSIP No. 874080104	13D	Page 13 of 21 Pages

Statement on Schedule 13D

ITEM 1.	SECURITY AND ISSUER.

          This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A Common Shares, $0.001 par value per share (the “Class A Common Shares”), of TAL Education Group, a foreign private issuer registered in the Cayman Islands whose registered office is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the “Issuer”) and whose principal executive offices are located at 18/F, Hesheng Building, 32 Zhongguancun Avenue, Haidian District, Beijing 100080, People’s Republic of China.

ITEM 2.	IDENTITY AND BACKGROUND.

          (a-c, f) This Schedule 13D is being filed on behalf of: (i) Tiger Global Five China Holdings, a Mauritius private company (“China Holdings”); (ii) Tiger Global Five Parent Holdings, a Mauritius private company (“Parent Holdings”); (iii) Tiger Global Private Investment Partners V, L.P., a Cayman Islands limited partnership (“PIP V”); (iv) Tiger Global PIP Performance V, L.P., a Cayman Islands limited partnership (“Performance V”); (v) Tiger Global PIP Management V, Ltd., a Cayman Islands exempted company (“Management V” and together with PIP V and Performance V, the “PIP V Entities”); (vi) Tiger Global, L.P., a Delaware limited partnership (“Tiger Global”); (vii) Tiger Global II, L.P., a Delaware limited partnership (“Tiger Global II”); (viii) Tiger Global Master Fund, L.P., a Cayman Islands limited partnership (“Master Fund” and together with Tiger Global and Tiger Global II, the “Tiger Funds”); (ix) Tiger Global Performance, LLC, a Delaware limited liability company (“Global Performance” and together with the Tiger Funds, the “Tiger Performance Entities,” and together with PIP V and the Tiger Funds, the “Tiger Global Funds”); (x) Tiger Global Management, LLC, a Delaware limited liability company (“Global Management”, and together with the PIP V Entities, the Tiger Performance Entities, Parent Holdings and China Holdings, the “Tiger Global Entities”); and (xi) Charles P. Coleman III (“Mr. Coleman” and together with Tiger Global Entities, the “Reporting Persons”). Mr. Coleman is a citizen of the United States.

          China Holdings is a Mauritius private company. Parent Holdings is the controlling shareholder of China Holdings. PIP V is the sole shareholder of Parent Holdings. Performance V is the general partner of PIP V. Management V is the general partner of Performance V. Global Performance is the general partner of each of the Tiger Funds. Global Management acts as the management company to each of the PIP V Entities and the Tiger Performance Entities, and acts as investment manager to each of the Tiger Funds. Each of the Tiger Global Funds is a private investment fund. Mr. Coleman is the managing member of each of Global Management and Global Performance and the director of Management V. The principal business office of the PIP V Entities, Tiger Performance Entities, Global Management and Mr. Coleman is c/o Tiger Global Management, LLC, 101 Park Avenue, 48th Floor, New York, New York 10178. The principal office of Parent Holdings and China Holdings is 27 Cybercity, Ebene, Mauritius.

           (d) None of the Reporting Persons, individually or collectively, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          On August 12, 2009, China Holdings entered into a Share Purchase Agreement (the “Share Purchase Agreement”) pursuant to which China Holdings acquired from certain shareholders 21,875,000 Class B Common Shares for a purchase price of $1.60 per share or $35,000,000 in the aggregate. A copy of the Share Purchase Agreement is filed as Exhibit A hereto.

CUSIP No. 874080104	13D	Page 14 of 21 Pages

          On October 25, 2010, in connection with the Issuer’s initial public offering, the Tiger Funds purchased 800,000 American Depository Shares (“ADS”), exchangeable into Class A Common Shares at a 1:2 ratio, for a purchase price of $10.00 per ADS or $8,000,000 in the aggregate.

          The source of the funds for the acquisition of the Class B Common Shares purchased by China Holdings pursuant to the Share Purchase Agreement was from working capital. No part of the purchase price was borrowed by China Holdings for the purpose of acquiring such securities.

          The source of the funds for the acquisition of the Class A Common Shares purchased by Tiger Funds was from working capital. No part of the purchase price was borrowed by any of the Tiger Funds for the purpose of acquiring such securities.

          This Item 3 (and the other Items of this statement) does not provide a complete description of the Share Purchase Agreement and each such description is qualified in its entirety by reference to the agreement, which is set forth on Exhibit A hereto.

ITEM 4.	PURPOSE OF TRANSACTION.

          The Reporting Persons hold the securities described in Item 5 of this statement for investment purposes only.

          The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

          (a,b)          Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person.

          Pursuant to Rule 13d-3(d)(1), all Class B Common Shares (which are convertible into Class A Common Shares) held by the Reporting Persons were deemed to be converted for the purposes of (i) determining the aggregate amount of Class A Common Shares beneficially owned by the Reporting Persons and (ii) calculating the percentages of the Class A Common Shares owned by such person. Consequently, all Class A Common Share amounts and percentages have been determined by including the Class B Common Shares held by such Reporting Persons. The percentages of ownership set forth below are based on 12,000,000 American Depository Shares (“ADSs”) outstanding as of October 25, 2010, as if fully converted into 24,000,000 Class A Common Shares, and 125,000,000 Class B Common Shares outstanding as of October 25, 2010, as if fully converted into 125,000,000 Class A Common Shares.

China Holdings[1]

(a)	Amount Beneficially Owned:	21,875,000

(b)	Fully Diluted Ownership:	14.7%

Tiger Global

(a)	Amount Beneficially Owned:	871,520

(b)	Fully Diluted Ownership:	0.6%

Tiger Global II

(a)	Amount Beneficially Owned:	35,840

CUSIP No. 874080104	13D	Page 15 of 21 Pages

(b)	Fully Diluted Ownership:	0.0%

Master Fund

(a)	Amount Beneficially Owned:	692,640

(b)	Fully Diluted Ownership:	0.5%

Global Performance[2]

(a)	Amount Beneficially Owned:	1,600,000

(b)	Fully Diluted Ownership:	1.1%

Global Management[3] and Mr. Coleman[4]

(a)	Amount Beneficially Owned:	23,475,000

(b)	Fully Diluted Ownership:	15.8%

1 Parent Holdings is the controlling shareholder of China Holdings; PIP V is the sole shareholder of Parent Holdings; Performance V is the general partner of PIP V; Management V is the general partner of Performance V; Global Management is the investment manager of PIP V; and Mr. Coleman is the director of Management V and managing member of Global Management; therefore, each of the entities is deemed a beneficial owner of the shares beneficially owned by China Holdings. See the cover page of each entity for the sole power to vote shares, shared power to vote shares, sole power to dispose of shares and shared power to dispose of shares.

2 Global Performance is the general partner of each of Tiger Global, Tiger Global II and Master Fund; therefore, Global Performance is deemed a beneficial owner of the shares beneficially owned by each of Tiger Global, Tiger Global II and Master Fund. See the cover page of each entity for the sole power to vote shares, shared power to vote shares, sole power to dispose of shares and shared power to dispose of shares.

3 Global Management is the investment manager of each of Tiger Global, Tiger Global II, Master Fund and PIP V, which is the sole shareholder of Parent Holdings, which is the controlling shareholder of China Holdings. Therefore, Global Management is deemed the beneficial owner of the shares beneficially owned by each of Tiger Global, Tiger Global II, Master Fund and China Holdings. See the cover page of each entity for the sole power to vote shares, shared power to vote shares, sole power to dispose of shares and shared power to dispose of shares.

4 Mr. Coleman is the managing member of Global Management, which is the investment manager of each of Tiger Global, Tiger Global II, Master Fund and PIP V, which is the sole shareholder of Parent Holdings, which is the controlling shareholder of China Holdings. Therefore, Mr. Coleman is deemed the beneficial owner of the shares beneficially owned by each of Tiger Global, Tiger Global II, Master Fund and China Holdings. See the cover page of each entity for the sole power to vote shares, shared power to vote shares, sole power to dispose of shares and shared power to dispose of shares.

          (c)          Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the common stock of the Issuer during the past 60 days.

          (d)          Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

          (e)          Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          See the Share Purchase Agreement attached hereto as Exhibit A.

          In connection with the Share Purchase Agreement, the Issuer, China Holdings and certain other investors entered into the Amended and Restated Shareholders’ Agreement, dated August 12, 2009 (the “Amended and

CUSIP No. 874080104	13D	Page 16 of 21 Pages

Restated Shareholders’ Agreement”). The Amended and Restated Shareholders’ Agreement provides China Holdings with customary registration rights, including demand, piggyback and Form F-3 registration rights. A copy of the Amended and Restated Shareholders’ Agreement is filed as Exhibit B hereto.

          In connection with the public offering of the American Depositary Shares of the Issuer, China Holdings entered into a lock-up agreement and has agreed that it will not offer or sell for a period of 180 days after the date of the public offering. After the expiration of the 180-day period, the Class B Common Shares held by China Holdings may be sold subject to applicable securities regulations.

          The 180-day lock-up period described in the preceding paragraph is subject to adjustment under certain circumstances. If in the event that either (1) during the last 17 days of the “lock-up” period, the Issuer releases earnings results or material news or a material event relating to the Issuer occurs or (2) prior to the expiration of the “lock-up” period, the Issuer announces that it will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

          This Item 6 (and the other Items of this statement) does not provide a complete description of the Shareholders’ Agreement and such description is qualified in its entirety by reference to the agreement, which is set forth on Exhibit B hereto.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A	Share Purchase Agreement (filed as Exhibit 10.3 to the Form F-1 filed with the Commission by the Issuer on October 19, 2010, and incorporated herein by reference).

Exhibit B	Amended and Restated Shareholders’ Agreement (filed as Exhibit 4.4 to the Form F-1 filed with the Commission by the Issuer on October 19, 2010, and incorporated herein by reference).

Exhibit C	Agreement of Joint Filing.

CUSIP No. 874080104	13D	Page 17 of 21 Pages

SIGNATURES

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 4, 2010

Tiger Global Private Investment Partners V, L.P.	/s/ Charles P. Coleman III
By Tiger Global PIP Performance V, L.P.	Signature
Its General Partner
By Tiger Global PIP Management V, Ltd.	Charles P. Coleman III
Its General Partner	Director

Tiger Global PIP Performance V, L.P.	/s/ Charles P. Coleman III
By Tiger Global PIP Management V, Ltd.	Signature
Its General Partner
Charles P. Coleman III
Director

Tiger Global PIP Management V, Ltd.	/s/ Charles P. Coleman III
Signature

Charles P. Coleman III
Director

Tiger Global Five Parent Holdings	/s/ Moussa Taujoo
Signature

Moussa Taujoo
Director

Tiger Global Five China Holdings	/s/ Moussa Taujoo
Signature

Moussa Taujoo
Director

Tiger Global, L.P.	/s/ Charles P. Coleman III
By Tiger Global Performance, LLC	Signature
Its General Partner
Charles P. Coleman III
Managing Member

CUSIP No. 874080104	13D	Page 18 of 21 Pages

Tiger Global II, L.P.	/s/ Charles P. Coleman III
By Tiger Global Performance, LLC	Signature
Its General Partner
Charles P. Coleman III
Managing Member

Tiger Global Master Fund, L.P.	/s/ Charles P. Coleman III
By Tiger Global Performance, LLC	Signature
Its General Partner
Charles P. Coleman III
Managing Member

Tiger Global Performance, LLC	/s/ Charles P. Coleman III
Signature

Charles P. Coleman III
Managing Member

Tiger Global Management, LLC	/s/ Charles P. Coleman III
Signature

Charles P. Coleman III
Managing Member

Charles P. Coleman III	/s/ Charles P. Coleman III
Signature

CUSIP No. 874080104	13D	Page 19 of 21 Pages

INDEX TO EXHIBITS

EXHIBIT A	Share Purchase Agreement (filed as Exhibit 10.3 to the Form F-1 filed with the Commission by the Issuer on October 19, 2010, and incorporated herein by reference).

EXHIBIT B	Amended and Restated Shareholders’ Agreement (filed as Exhibit 4.4 to the Form F-1 filed with the Commission by the Issuer on October 19, 2010, and incorporated herein by reference).

EXHIBIT C	Agreement of Joint Filing

CUSIP No. 874080104	13D	Page 20 of 21 Pages

EXHIBIT C

Agreement of Joint Filing

                    The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Class A Common Shares of TAL Education Group shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: November 4, 2010

Tiger Global Private Investment Partners V, L.P.	/s/ Charles P. Coleman III
By Tiger Global PIP Performance V, L.P.	Signature
Its General Partner
By Tiger Global PIP Management V, Ltd.	Charles P. Coleman III
Its General Partner	Director

Tiger Global PIP Performance V, L.P.	/s/ Charles P. Coleman III
By Tiger Global PIP Management V, Ltd.	Signature
Its General Partner
Charles P. Coleman III
Director

Tiger Global PIP Management V, Ltd.	/s/ Charles P. Coleman III
Signature

Charles P. Coleman III
Director

Tiger Global Five Parent Holdings	/s/ Moussa Taujoo
Signature

Moussa Taujoo
Director

Tiger Global Five China Holdings	/s/ Moussa Taujoo
Signature

Moussa Taujoo
Director

CUSIP No. 874080104	13D	Page 21 of 21 Pages

Tiger Global, L.P.	/s/ Charles P. Coleman III
By Tiger Global Performance, LLC	Signature
Its General Partner
Charles P. Coleman III
Managing Member

Tiger Global II, L.P.	/s/ Charles P. Coleman III
By Tiger Global Performance, LLC	Signature
Its General Partner
Charles P. Coleman III
Managing Member

Tiger Global Master Fund, L.P.	/s/ Charles P. Coleman III
By Tiger Global Performance, LLC	Signature
Its General Partner
Charles P. Coleman III
Managing Member

Tiger Global Performance, LLC	/s/ Charles P. Coleman III
Signature

Charles P. Coleman III
Managing Member

Tiger Global Management, LLC	/s/ Charles P. Coleman III
Signature

Charles P. Coleman III
Managing Member

Charles P. Coleman III	/s/ Charles P. Coleman III
Signature